UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON March 26, 2014

DATE, TIME, AND PLACE:

March 26, 2014, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”) or (“Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Directors Mrs. Conrado Engel and José de Paiva Ferreira; and the Independent Directors, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Elect a new member to compose the Company’s Board Executive Officers.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Board of Directors of the Company, unanimously and without any restrictions elected, under article 17, item III, of the Company’s Bylaws and favorable recommendation of the Nomination and Remuneration Committee, for a mandate which will run until the tenure of the elected directors on the first Board of Directors’ Meeting, which will be held after the 2015 General Meeting, as Company’s Vice-President Executive Officer and Investor Relations Officer, Mr. Angel Santodomingo Martell (Passport # AAG410118), Spanish, married, economist, resident and domiciled in the city of São Paulo - São Paulo, with offices at Presidente Juscelino Kubitschek Avenue, nº 2041 and 2235 – Bloco A – Vila Olímpia, who will be in charge of the Financial Management Vice-Presidency and Investor Relations. The elected Officer declare he is not subject to a crime provided for by law impeding him from exercising commercial activities, especially those mentioned in paragraph 1º of article 147 of the Corporation Act, and he meets the requirements set forth in Resolution #4.122, from August 2, 2012, of the National Monetary Council, and he will only take office for which he was elected after approval of his election by the Brazilian Central Bank and after obtaining his permanent visa from the Brazilian Ministry of Labor and Employment. It is registered that Mr. Carlos Alberto López Galán will remain serving as Investor Relations Officer, until Mr. Angel Santodomingo Martell takes office on the position for which he was elected for.

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[Free English Translation]

CLOSING OF THE MEETING: There being nothing further to be transacted, the Meeting was closed and these Minutes were drawn up, read, approved and signed by all Directors present and by the Secretary. São Paulo, March 26, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Directors Mrs. Conrado Engel and José de Paiva Ferreira; and the Independent Directors, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

I hereby certify that this is a true copy of the minutes drawn up in the Book of Minutes of the Company’s Board of Directors Meetings.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 26, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer